Morgan Stanley & Co. LLC,

c/o Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

Goldman Sachs & Co. LLC,

c/o Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Citigroup Global Markets Inc.,

c/o Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

December 6, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tonya K. Aldave

Erin Purnell

Re:	Nu Holdings Ltd.

CIK No. 0001691493

Registration Statement on Form F-1 (File No. 333-260649)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as Representatives of the several International Underwriters of the offering referred to above, wish to advise you that approximately 6,000 copies of the preliminary prospectus dated November 30, 2021 and included in the Registration Statement on Form F-1, as filed on November 30, 2021, were distributed during the period from November 30, 2021 through the date hereof to prospective underwriters, dealers, institutions and others.

The undersigned, as Representatives of the several International Underwriters, advise that they have complied and will continue to comply with the requirements of Rule15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Nu Holdings Ltd. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 P.M. Eastern Time on December 8, 2021, or as soon thereafter as practicable, or at such later time as Nu Holdings Ltd. or its outside counsel may orally request.

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Very truly yours,

MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
CITIGROUP GLOBAL MARKETS INC.

As Representatives of the several International Underwriters listed in Schedule II to the Underwriting Agreement

MORGAN STANLEY & CO. LLC

By:	/s/ Mitzi Maleny Madrid Diaz
Name:	Mitzi Maleny Madrid Diaz
Title:	Vice President

GOLDMAN SACHS & CO. LLC

By:	/s/ Facundo Vazquez
Name:	Facundo Vazquez
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Roberto Severin
Name:	Roberto Severin
Title:	Managing Director

[Signature Page to Acceleration Request]